Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Clearwater Paper Represented 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-156136) on Form S-8 of Clearwater Paper Corporation of our report dated June 18, 2013 with respect to the statements of net assets available for benefits of the Clearwater Paper Represented 401(k) Plan (formerly Clearwater Paper Hourly 401(k) Plan) as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 which report appears in the December 31, 2012 annual report on Form 11-K of the Clearwater Paper Represented 401(k) Plan.

/s/ KPMG LLP

Seattle, Washington

June 18, 2013